UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

China Armco Metals, Inc.

(Name of Issuer)

COMMON STOCK ($0.001 PAR VALUE PER SHARE)

(Title of Class of Securities)

16936C108

 (CUSIP Number)

Stephen S. Taylor
c/o Taylor Asset Management, Inc.
714 S. Dearborn St. 2nd Floor
Chicago, IL 60605
Phone # (310) 704-1290

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2009

(Date of Event which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 16936C108

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Taylor Asset Management, Inc. FEIN # 26-044-8554
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 518,097 shares(1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 518,097 shares(1)(2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 518,097 shares(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
12	TYPE OF REPORTING PERSON IA

(1) Mr. Stephen S. Taylor may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Taylor International Fund, Ltd. (“TIF”).  Mr. Taylor is the President of Taylor Asset Management Inc. (“TAM”), which is the Investment Manager of TIF.  The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

(2) Of the 518,097 shares directly beneficially owned by TAM, 100,000 shares consist of warrants issued pursuant to a private offering that closed on August 29, 2008 (the “Warrants”).   Each Warrant entitles TAM to purchase one share of common stock. The warrants are exercisable, in whole or in part, at an exercise price equal to $5.00 per share.  The remaining 418,097 shares directly beneficially owned by TAM are Common Stock.

Cusip No. 16936C108

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stephen S. Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 659,172 shares (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 659,172 shares (1)(2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 659,172 shares (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
12	TYPE OF REPORTING PERSON IN;IA

 (1) Consists of 141,075 shares owned by Mr. Stephen S. Taylor's Roth IRA and 518,097 owned by Taylor International Fund, Ltd.  Mr. Taylor is the President of Taylor Asset Management Inc., which is the Investment Manager of Taylor International Fund, Ltd.  The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

(2) Of the 659,172 shares beneficially owned by Mr. Taylor, 100,000 shares consist of warrants issued pursuant to a private offering that closed on August 29, 2008 (the “Warrants”).   Each Warrant entitles TAM to purchase one share of common stock. The warrants are exercisable, in whole or in part, at an exercise price equal to $5.00 per share.   The remaining 559,172 shares beneficially owned by Mr. Taylor are Common Stock.

SCHEDULE 13D/A

Item 1. Name & Address of Issuer

(a)-(b)  This Schedule 13G relates to China Armco Metals, Inc., a Nevada Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at One Waters Park Drive, Suite 98 San Mateo, CA 94403.

Item 2. Identity and Background.

(a)-(c) This Schedule 13G is filed by Taylor Asset Management, Inc. (“TAM”) and Mr. Stephen S. Taylor (together with TAM, the “Reporting Party”).  TAM is an Illinois corporation located at 714 S. Dearborn Street, 2nd Floor Chicago, IL 60605.  Mr. Taylor, a citizen of the United States of America, has a business address at 714 S. Dearborn Street, 2nd Floor Chicago, IL 60605.

(d) Common stock, par value $0.001 per share (the “Common Stock”).  Of the 659,172 shares beneficially owned by Mr. Taylor, 100,000 shares consist of warrants issues pursuant to a private offering that closed on August 29, 2008 (the “Warrants”).   Each Warrant entitles TAM to purchase one share of common stock. The warrants are exercisable, in whole or in part, at an exercise price equal to $5.00 per share.   The remaining 559,172 shares beneficially owned by Mr. Taylor are Common Stock.

(e) CUSIP No.: 16936C108

Item 3.

N/A

Item 4. Ownership

(a)         Mr. Taylor has direct beneficial ownership of 141,075 shares of the Issuer held in an individual retirement account for his benefit. TIF has direct beneficial ownership of 518,097 shares of the Issuer.  Mr. Taylor is the President of Taylor Asset Management Inc., which is the Investment Manager of TIF.  Accordingly, Mr. Taylor may be deemed to own beneficially a total of 659,172 shares of the Issuer constituting of 6.5% of the Issuer's shares of Common Stock outstanding as of November 13, 2009.

Item 5.

N/A

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

N/A

Item 7.   Identification and Classification of Members of the Group

N/A

Item 8.   Identification and Classification of Members of the Group

N/A

Item 9.   Notice of Dissolution of Group

N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2010

TAYLOR INTERNATIONAL FUND, LTD.

By:	Taylor Asset Management, Inc.
its Investment Manager

By:	/s/ Stephen S. Taylor
Stephen S. Taylor, President

STEPHEN S. TAYLOR

By	/s/ Stephen S. Taylor
Stephen S. Taylor, Individually

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A	Joint Filing Agreement dated March 19, 2010 by Taylor International Fund, Ltd. and Stephen S. Taylor.

EXHIBIT A

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 19th day of March, 2010, by and among Taylor International Fund, Ltd. and Stephen S. Taylor.

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the "Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Common Stock of Quest Resource Corporation that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

TAYLOR INTERNATIONAL FUND, LTD.

By:	Taylor Asset Management, Inc.
its Investment Manager

By:	/s/ Stephen S. Taylor
Stephen S. Taylor, President

STEPHEN S. TAYLOR

By	/s/ Stephen S. Taylor
Stephen S. Taylor, Individually